UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Description
99.1	Press release dated January 13, 2021 - Corporación América Airports Announces Increase in International Passenger Fees in Argentina Starting mid-March, 2021.
99.2	Organismo Regulador del Sistema Nacional de Aeropuertos Resolution No. 4/2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Raúl Guillermo Francos
Name:	Raúl Guillermo Francos
Title:	Chief Financial Officer

Date: January 14, 2021